UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of August 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 August 2023 entitled ‘Total voting rights and issued capital’
99.2Media release dated 1 August 2023 entitled ‘Rio Tinto to acquire Chilean exploration assets and enter joint venture with Codelco’
99.3Stock Exchange announcement dated 4 August 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.4Stock Exchange announcement dated 4 August 2023 entitled ‘Change of Director’s Interest Notice’
99.5Media release dated 4 August 2023 entitled ‘Rio Tinto releases interactive map of tailings facilities in alignment with GISTM requirements’
99.6Media release dated 9 August 2023 entitled ‘Rio Tinto and H2 Green Steel partner to accelerate the green steel transition’
99.7Media release dated 10 August 2023 entitled ‘Rio Tinto to build the largest solar power plant in Canada’s North’
99.8Stock Exchange announcement dated 11 August 2023 entitled ‘Agreements reached on trans-Guinean infrastructure in milestone for Simandou iron ore project’
99.9Stock Exchange announcement dated 11 August 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.10Stock Exchange announcement dated 11 August 2023 entitled ‘Change of Director’s Interest Notice’
99.11Stock Exchange announcement dated 17 August 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.12Stock Exchange announcement dated 17 August 2023 entitled ‘Change of Director’s Interest Notice’
99.13Stock Exchange announcement dated 18 August 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.14Stock Exchange announcement dated 18 August 2023 entitled ‘2023 Change of Director’s Interest Notice’
99.15Media release dated 23 August 2023 entitled ‘Rio Tinto and Government of Madagascar reach agreement supporting the long-term operation of QMM’
99.16Stock Exchange announcement dated 28 August 2023 entitled ‘Rio Tinto and First Quantum complete La Granja joint venture transaction’
99.17Stock Exchange announcement dated 30 August 2023 entitled ‘Appointment of Group Company Secretary’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andy Hodges	By	/s/ Andy Hodges
Name	Andy Hodges	Name	Andy Hodges
Title	Company Secretary	Title	Joint Company Secretary

Date	1 September 2023	Date	1 September 2023